NEWS RELEASE
CIBC (CM: TSX; NYSE) Comments on OSFI Advisory Regarding Treatment of Non-Qualifying Capital Instruments
Toronto, Feb. 7, 2011 — Based on the rules as set out in OSFI’s February 4th Advisory regarding the Treatment of Non-Qualifying Capital Instruments, CIBC currently expects to exercise a regulatory event redemption only in 2022 and only in respect of the Series B Innovative Tier 1 Notes issued by CIBC Capital Trust.
Future circumstances within or outside CIBC’s control, including generally applicable legal changes that have the effect of causing non-qualifying regulatory capital to become compliant, may cause CIBC to change its expectation regarding the exercise of regulatory event redemptions and require CIBC to disclose an updated regulatory event redemption schedule.
CIBC is a leading North American financial institution with nearly 11 million personal banking and business clients. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, and has offices in the United States and around the world. You can find other news releases and information about CIBC in our Press Centre on our corporate website at www.cibc.com.

Geoff Weiss, Vice-President, Investor Relations, (416) 980-5093 or Rob McLeod, Senior Director, Communications and Public Affairs, CIBC, (416) 980-3714
Forward-Looking Statements
This news release contains forward-looking statements. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements.